Exhibit 99.29

Loncor Resources Inc.

PRESS RELEASE

LONCOR PROVIDES UPDATE ON ITS NGAYU GOLD PROJECT

Toronto, Canada – March 30, 2010 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN") is pleased to provide an update on its gold exploration activities at the Company’s Ngayu Project in Orientale Province in northeastern Democratic Republic of Congo (the “DRC”). Loncor has an option for 100 percent of the gold rights at Ngayu.

The Ngayu project area totals 4,550 square kilometres and covers most of the Ngayu Archaean Greenstone Belt. This is one of a number of Archaean greenstone belts, including the Kilo and Moto greenstone belts, which are located in the northeast of the DRC. At the Moto gold belt, Indicated Mineral Resources of 13.9 million ounces (131.5 Mt grading 3.29 g/t Au) and Inferred Mineral Resources of 5.8 million ounces (51.1 Mt grading 3.55 g/t Au) have been delineated over the last five years.

Loncor established the main Ngayu exploration camp in February 2010 at the Yindi prospect, located in the southwest corner of the project area. Company geologists have to date delineated a multiple swarm of sub-vertical gold bearing quartz veins at Yindi over a strike length of 2,000 metres (open along strike to the northwest and southeast) and with a total width of approximately 250 metres. Individual quartz veins have thicknesses from 0.1 to 2.0 metres and extend up to 700 metres in length. Quartz vein host rocks include interbedded talc sericite schists, quartz sericite schists and altered banded ironstone formations (BIF). Visible gold has been observed in a number of workings which are currently being exploited by artisanal miners.

The Company has embarked on a soil sampling geochemical program and an adit sampling program on a grid covering five by two kilometres and which also corresponds to a discrete magnetic high. The Company estimates that geochemical and adit sampling will be completed and drill targets delineated at Yindi by the end of June 2010.

Reconnaissance exploration has commenced at other parts of the Ngayu belt using historical reports and magnetic and radiometric airborne data from a fixed wing survey which was undertaken in 2009 at a spacing of 400 metres. Other prospects at Ngayu with hardrock gold occurrences to be explored during 2010 include Makapela, Mambati, Babeyru and Anguluku.

Commenting on the commencement of exploration at Ngayu, Peter Cowley, President and C.E.O. of the Company, said: "Ngayu is Loncor’s priority project in the DRC and we are very pleased by the rapid progress that has been made at the Yindi prospect. The Ngayu belt bears many geological similarities to the prolific gold bearing Geita Archaean Greenstone Belt in northern Tanzania where gold is spatially related to banded ironstone formation (BIF) lithologies. In terms of size, the area of the Ngayu Archaean Greenstone Belt is three to four times the size of the area of Geita.”

Qualified Person
The exploration results disclosed by this press release have been reviewed, verified  and compiled by the Company's geological staff based in Butembo, DRC, under the supervision of Dr. Howard Fall (Aus.I.M.M), the Company's Exploration Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Loncor is a gold and platinum exploration company with three projects in the DRC: the Ngayu, North Kivu and Bas Congo projects. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineralization, potential mineral resources and the Company's exploration plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Martin Jones, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.